Exhibit 99.(d)(17)

                                  PRESS RELEASE

FOR IMMEDIATE RELEASE

CONTACT:  JEANNE CARR (212) 929-5500

          REXEL S.A. ANNOUNCES COMPLETION OF TENDER OFFER FOR SHARES OF
                    COMMON STOCK OF REXEL, INC.

     New York, NY -- November 21, 1997 -- Rexel S.A. announced that has successfully completed its tender offer, through its subsidiary, International Technical Distributors, Inc. ("ITD"), for the shares of Common Stock of Rexel, Inc. (NYSE-"RXL"). All of the shares tendered and not properly withdrawn were purchased upon the expiration of the tender offer which expired last night at midnight and which will not be extended.

     Rexel S.A. has been informed by IBJ Schroder Bank & Trust Company, the depositary for the tender offer, that, as of the expiration of the tender offer, 11,644,090 shares were tendered, and not properly withdrawn, pursuant to the tender offer, representing apprxoimately 93% of the outstanding shares of Rexel, Inc, on a fully diluted basis which ownership is sufficient to ensure the success of the previously announced merger of ITD and Rexel, Inc. There remains outstanding 1,254,919 shares of Rexel, Inc. (excluding shares issuable upon issued but unexercised options) that are not beneficially owned by Rexel S.A. and which were not validly tendered pursuant to the tender offer. The Rexel, Inc. shareholders meeting to approve the merger is scheduled to be held on December 30, 1997; the record date for shareholders entitled to vote at the meeting is November 25, 1997.

     A ruling has been requested from the French fiscal authorities to permit the Company to transfer its shares of Rexel, Inc. to ITD, tax free; if such ruling is obtained, ITD will own more than ninety percent of the shares of Rexel, Inc., thereby permitting the merger to become effective through a "short form" merger procedure promptly following the receipt of the tax ruling and without a shareholders meeting of Rexel, Inc. New York law permits a merger of a ninety percent (or more) owned subsidiary with its parent without action of the shareholders of the subsidiary.

     Rexel, Inc. is a major electrical supplies distributor in the U.S.  Rexel
S.A. is the majority shareholder of Rexel, Inc.   Rexel S.A. is headquartered in
Paris, France, and is listed on the Paris stock exchange. Rexel S.A., operating through its affiliated companies, including Rexel, Inc., is the largest electrical supplies distributor in the world, with operations in 17 countries.

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